UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tallgrass Energy, LP

(Name of Issuer)

Class A Shares Representing Limited Partner Interests

(Title of Class of Securities)

874696107

(CUSIP Number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Prairie ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 98,353,838
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 98,353,838

11	Aggregate Amount Beneficially Owned by Each Reporting Person 98,353,838
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 35.44%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Non-ECI Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 21,751,018
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 21,751,018

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,751,018
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.14%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie VCOC Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 2,301,283
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,301,283

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,301,283
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.27%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 773,510
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 773,510

11	Aggregate Amount Beneficially Owned by Each Reporting Person 773,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.43%
14	Type of Reporting Person PN

1	Name of Reporting Person Prairie Secondary Acquiror E LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,127,935
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,127,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,127,935
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.63%
14	Type of Reporting Person PN

1	Name of Reporting Person BIP Holdings Manager L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Infrastructure Associates L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person BIA GP L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Blackstone Holdings III L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Quebec, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person PN

1	Name of Reporting Person Blackstone Holdings III GP Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person The Blackstone Group Inc.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person CO

1	Name of Reporting Person Blackstone Group Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person OO

1	Name of Reporting Person Stephen A. Schwarzman
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 124,307,584
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,307,584

11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,307,584
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 44.42%
14	Type of Reporting Person IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the Class A Shares Representing Limited Partner Interests (the “Class A Shares”) of Tallgrass Energy, LP, a Delaware limited partnership (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 11, 2019, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on March 25, 2019, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the SEC on May 9, 2019 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the SEC on August 1, 2019 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

In connection with the transaction proposed by the Proposal described in Item 4 of this Amendment No. 4, the Reporting Persons anticipate that the funding for such transactions will be obtained through a combination of capital contributions from the partners and members of newly formed acquisition vehicles managed by the Reporting Persons or their affiliates, which members and partners may include funds managed by the Reporting Persons as well as affiliates of the members and partners of entities managed by Holdings Manager, and through debt financing on terms to be determined.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

On August 27, 2019, Blackstone Infrastructure Advisors L.L.C., an affiliate of the Reporting Persons, on behalf of Blackstone Infrastructure Partners, its partners and respective affiliates (collectively, the “Sponsors”), submitted a proposal (the “Proposal”) to the conflicts committee of the Board of Directors of TGE GP (the “Conflicts Committee”), the general partner of the Issuer, to acquire all of the Issuer’s outstanding Class A Shares not already owned by the Sponsors in exchange for $19.50 in cash per Class A Share. The transaction would be structured as a merger between the Issuer and a newly formed acquisition vehicle controlled by the Sponsors. The Proposal is subject to the negotiation of definitive financing commitments on acceptable terms, the satisfactory negotiation and execution of definitive agreements and the approval of such agreements and the transactions contemplated thereunder by the Sponsors’ respective investment committees or board of directors, TGE GP’s Board of Directors, the Conflicts Committee and the shareholders of the Issuer. If the transaction is consummated, the Issuer’s Class A Shares would become delisted from the New York Stock Exchange.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by the full text of such proposal, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

While the Proposal remains under consideration and subject to negotiation, the Reporting Persons and their representatives may respond to inquiries from the Issuer and the Conflicts Committee or their representatives and engage in discussions and negotiations. The Reporting Persons also expect to engage in discussions and negotiations with potential equity and debt financing sources.

No assurances can be given that the transaction contemplated by the Sponsors or any other potential transaction involving the Sponsors and the Issuer will be consummated, or if a transaction is undertaken, as to its terms or timing. The Sponsors reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit	Description

13	Proposal Letter, dated August 27, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 28, 2019

PRAIRIE ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE NON-ECI ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE VCOC ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE SECONDARY ACQUIROR LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

PRAIRIE SECONDARY ACQUIROR E LP
By: BIP Holdings Manager L.L.C., its general partner

By:	/s/ Sean Klimczak
Name: Sean Klimczak
Title: Senior Managing Director

[Tallgrass Energy, LP – Schedule 13D/A]

BIP HOLDINGS MANAGER L.L.C.

By:	/s/ Sean Klimczak

Name: Sean Klimczak
Title: Senior Managing Director

BLACKSTONE INFRASTRUCTURE ASSOCIATES L.P.
By: BIA GP L.P., its general partner
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak

Name: Sean Klimczak
Title: Senior Managing Director

BIA GP L.P.
By: BIA GP L.L.C., its general partner

By:	/s/ Sean Klimczak

Name: Sean Klimczak
Title: Senior Managing Director

BIA GP L.L.C.

By:	/s/ Sean Klimczak

Name: Sean Klimczak
Title: Senior Managing Director

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

[Tallgrass Energy, LP – Schedule 13D/A]

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley

Name: John G. Finley
Title: Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman

By: Stephen A. Schwarzman

[Tallgrass Energy, LP – Schedule 13D/A]